Exhibit 99.2

FYE26-Q4 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending March 31, 2026

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 BST) on Wednesday, May 6, 2026. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/parfpki9

Dear Shareholder,

Arm delivered record-breaking results this quarter and in fiscal 2026. We also launched the Arm AGI CPU, the first Arm-designed chip for the data center.

Revenue this quarter was a record $1.49 billion, our highest quarterly revenue ever and above the midpoint of our guidance. Licensing revenue grew 29% year-over-year to $819 million, driven by strong demand for the Arm platform. Royalty revenue grew 11% to $671 million, driven by growth across smartphones, Edge AI, Physical AI, and Cloud AI, where our data center royalty more than doubled year-over-year. This drove record non-GAAP EPS of $0.60, even as we continued to increase investment in R&D.

For the full year, revenue reached a record $4.92 billion. Royalty revenue was $2.61 billion, up 21%, and licensing revenue was $2.31 billion, up 25%. Non-GAAP EPS was also a record at $1.77. Fiscal 2026 was our third consecutive year, since going public, of more than 20% revenue growth, demonstrating the strength of our business and the increasing relevance of Arm in the highest-growth areas of compute.

Building for the Agentic AI Era
Agentic AI is reshaping data center architecture. As AI inference workloads move from human-based queries to continuous, agent-driven workloads, CPUs are critical in managing the orchestration, data movement, memory, security, and workload coordination required by agentic AI. Data centers are expected to require more than 4x current CPU capacity per gigawatt as agentic AI scales, creating a market opportunity of more than $100 billion by 2030.

At our Arm Everywhere event last quarter, we introduced the Arm AGI CPU, our first production silicon product purpose-built for agentic AI. It will deliver more than 2x performance per rack compared with x86-based platforms, which allows the AI data center capital expenditure to be reduced by up to $10 billion per gigawatt*. Meta is our lead partner and co-developer, working with us on a multi-generation roadmap to support personal superintelligence for more than 3 billion users.

The Arm AGI CPU was driven by a clear customer need: a faster, more integrated way to deploy the Arm platform at data center scale. Customers can consume the Arm compute platform using IP, CSS and now silicon, while maintaining a common architecture and software ecosystem. IP and CSS remain the foundation of our royalty growth, while silicon adds a new growth vector and another way for customers to adopt Arm at scale. The industry response has been significant, with more than 50 leading companies supporting the expansion of the Arm compute platform into silicon, including AWS, Broadcom, Google Cloud, Marvell, Microsoft, Micron, NVIDIA, Oracle, Samsung, SK Hynix, and TSMC.

Arm AGI CPU: Customer Demand and Momentum
Customer response to Arm AGI CPU has been strong. We now have more than $2 billion of customer demand across fiscal 2027 and fiscal 2028, more than double what we stated at launch. We are on track towards our forecast of $15 billion in this business as stated at our Arm Everywhere event last quarter, and soon the data center will be Arm’s largest business. The direction is clear: customers want Arm at the center of the AI data center.

Demand is coming from several reinforcing areas.

First, CPU requirements are increasing by at least a factor of four as application workloads become more agent-driven. Second, enterprises want their workloads to be able to move seamlessly between the public cloud and private cloud to optimize performance, efficiency, data locality, and cost. Arm offers customers one architecture and one software ecosystem to scale across that model. For example, SAP will move core database and business application workloads to Arm, starting with AWS Graviton and expanding to run them on internal Arm AGI CPUs. Cloudflare will deploy
*Based on Arm internal estimates

Arm across its global network to support traffic management, security, and AI inference closer to users. We have also secured design wins with key network infrastructure providers, including F5 and SK Telecom.

Finally, AI infrastructure needs CPUs and accelerators working together efficiently at scale. Many customers, including NVIDIA, Amazon, and Google are already integrating Arm-based CPUs as head nodes alongside accelerator-based systems. Cerebras, OpenAI, Positron, and Rebellions are among many that are doing the same with Arm AGI CPU. Verda, a European AI cloud provider, has recently announced they will deploy Arm AGI CPU for agentic AI orchestration. Commercial systems based on Arm AGI CPU are now available to order from Supermicro, Lenovo, Quanta, and ASRock.

Cloud Scale Driving Platform Adoption
The momentum behind Arm AGI CPU builds on our existing scale in the cloud. Arm's market share of CPU compute now represents about 50% share among top hyperscalers, demonstrating that Arm is at scale in the data center.

That scale is increasingly driven by Arm Neoverse CSS. We are seeing higher core counts, higher ASPs per core, and growing unit volumes as hyperscalers design Arm deeper into their infrastructure. That is driving CSS-based royalty growth and reinforcing Arm’s position at the center of cloud AI infrastructure.

At Google Cloud Next, Google announced its next-generation TPUs for the agentic era: TPU8t for training and TPU8i for inference. Both will replace x86 host processors with custom Arm-based Axion CPUs, which are up to 2x better performance-per-watt. As a result, the system-level performance improvements are significant; TPU 8t delivers up to 2.7x better training performance-per-dollar, and TPU 8i delivers up to 80% better inference performance-per-dollar versus their previous generation built on x86.

At NVIDIA GTC, NVIDIA announced Vera, its next-generation Arm-based CPU purpose-built for agentic AI. Paired tightly with NVIDIA GPUs to maximize utilization, Vera delivers up to 50% faster performance and 2x higher efficiency than x86 CPUs and, in addition, is designed into a standalone rack integrating 256 Vera CPUs.

Microsoft continues to advance its Arm-based strategy with Cobalt CPUs, now deployed across a substantial portion of Azure regions and powering production workloads for customers such as Databricks, Siemens, and Snowflake. Microsoft is expanding supply to meet growing demand, reinforcing the role of Arm-based compute in scaling Azure infrastructure.

AWS recently reported that their custom silicon business, including Arm-based Graviton alongside Trainium and Nitro, is now running at more than $20 billion annually and growing triple digits year-over-year. Arm-based Graviton’s up to 40% better price performance versus x86 is a key driver of this, and enables more efficient scaling across AI cloud workloads. As a result, Anthropic is using Trainium alongside tens of millions of Arm-based Graviton cores for generative AI workloads. Custom silicon is becoming central to cloud economics, and Arm-based CPUs are a key part of that shift.

Scaling AI from Cloud to Edge
Arm’s opportunity extends well beyond the data center. AI is moving into every device and every physical system, and those systems need efficient, secure compute with software that scales. Arm already has the world’s broadest compute footprint. From phones and PCs to vehicles, factories, robots, cameras, sensors, and connected devices, AI workloads will run on Arm. With over 350 billion chips shipped and over 22 million developers, the Arm compute platform is the most comprehensive in history and we are positioned to bring AI from cloud infrastructure to the edge and the physical world with a common architecture and ecosystem.

This quarter demonstrated the breadth of demand for Arm. Fiscal 2026 showed the strength and durability of our business model. And the launch of Arm AGI CPU marks a new chapter: expanding the Arm compute platform into production silicon while increasing our role in the AI infrastructure that will define the next decade of computing.

We have the technology, the ecosystem, customer demand, and the operating capability to execute. That is how we will continue to strengthen Arm’s position from cloud to edge — and build the future of AI on Arm.

“Arm delivered a third consecutive year of more than 20% revenue growth, driven by strong demand for the Arm compute platform,” said Rene Haas, CEO. “As AI becomes more agentic, demand for Arm AGI CPU, Arm’s first data center chip, has exceeded expectations, reinforcing Arm as the compute platform for the AI era.”

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q4 FYE26 Financial Overview
•Arm's Q4 results demonstrated strong year-over-year revenue growth. Total revenue increased 20% year-over-year to $1,490 million, representing another record quarter for revenue.
•Royalty revenue increased 11% year-over-year to $671 million, driven by the continued adoption of Arm technology with higher royalty rates per chip, such as Armv9 architecture and Arm CSS, and increased deployment of Arm-based chips in data centers.
•License and other revenue increased 29% year-over-year to $819 million driven by continued strong demand for Arm IP, as well as fluctuation in the timing and size of multiple high-value license agreements and contributions from backlog.
•Annualized contract value (ACV), a metric for normalized license and other revenue, increased 22% year-over-year to $1,660 million.
•Remaining performance obligations (RPO), a metric for unearned revenue and amounts to be invoiced and recognized in future periods, decreased 7% year-over-year to $2,071 million, impacted by improvements in the timing of revenue conversion.
•Arm Total Access licenses increased by 6 during the quarter to 56, including more than half of our top 30 customers. Arm Flexible Access customers increased by 11 during the quarter to 329.
•GAAP gross profit was $1,458 million, which equates to a GAAP gross margin of 97.9%. Non-GAAP gross profit was $1,465 million, which equates to a non-GAAP gross margin of 98.3%.
•GAAP operating expenses were $1,020 million. Non-GAAP operating expenses were $734 million and increased 30% year-over-year.
•GAAP research and development was $698 million. Non-GAAP research and development was $493 million and increased 33% year-over-year driven primarily by investment in engineering headcount and expenses.
•GAAP selling, general and administrative was $320 million. Non-GAAP selling, general and administrative was $241 million and increased 23% year-over-year driven primarily by staff costs.
•GAAP operating income was $438 million. Non-GAAP operating income was $731 million.
•GAAP operating margin decreased to 29.4% from 33.0% in the prior year period. Non-GAAP operating margin decreased to 49.1% from 52.8% in the same period a year ago.
•GAAP net income was $313 million and GAAP fully diluted earnings per share ("EPS") was $0.29 compared with $0.20 in the same period a year ago. Non-GAAP net income was $641 million and non-GAAP fully diluted EPS was $0.60 compared with $0.55 in the same period a year ago.
•Operating cash flow was $260 million and non-GAAP free cash flow (FCF) was $152 million.
•Cash and cash equivalents and short-term investments totaled $3,601 million.
Full Year Highlights
•Total revenue increased 23% year-over-year to a record $4,920 million.
•Royalty revenue increased 21% year-over-year to a record $2,613 million. License and other revenue increased 25% year-over-year to a record $2,307 million. Growth drivers were the same for the quarter and year.
•GAAP gross profit was $4,799 million, which equates to a GAAP gross margin of 97.5%. Non-GAAP gross profit was $4,832 million, which equates to a non-GAAP gross margin of 98.2%.
•GAAP operating expenses were $3,899 million. Non-GAAP operating expenses were $2,717 million and increased 33% year-over-year.
•GAAP research and development was $2,776 million. Non-GAAP research and development was $1,911 million and increased 43% year-over-year. GAAP selling, general and administrative was $1,115m. Non-GAAP selling, general and administrative was $806 million and increased 14% year-over-year. Growth drivers were the same for the quarter and year.
•GAAP operating income was $900 million. Non-GAAP operating income was $2,115 million.

•GAAP operating margin decreased to 18.3% from 20.7% in the prior year. Non-GAAP operating margin decreased to 43.0% from 46.7% in the same period a year ago.
•GAAP fully diluted EPS was $0.85 compared with $0.75 in the same period a year ago. Non-GAAP fully diluted EPS was $1.77 compared with $1.63 in the same period a year ago.
•Operating cash flow was $1,524 million and Non-GAAP FCF was $882 million, up from $99 million in the same period a year ago, benefiting from improvements in working capital in revenue accounts and the timing of tax payments, partially offset by increased investment in PP&E.
Guidance and Results

Quarterly Guidance & Results	Q4 FYE26 Guidance	Q4 FYE26 Results	Q1 FYE27 Guidance
Revenue	$1.470bn +/- $50m	$1.490bn	$1.26bn +/- $50m
Non-GAAP operating expense (1)	~$745m	$734m	~$760m
Non-GAAP fully diluted earnings per share (1)	$0.58 +/- $0.04	$0.60	$0.40 +/- $0.04

(1) For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure, which could potentially have a significant impact on our corresponding GAAP results.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended March 31, 2026 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)
	Q4 FYE26	Q4 FYE25	Y/Y%	Q4 FYE26	Q4 FYE25	Y/Y%
Total revenue (2)	$1,490	$1,241	20%	$1,490	$1,241	20%
License and other revenue	819	634	29%	819	634	29%
Royalty revenue	671	607	11%	671	607	11%
Cost of sales	(32)	(28)	14%	(25)	(20)	25%
Gross profit	1,458	1,213	20%	1,465	1,221	20%
Gross margin (%)	97.9%	97.7%		98.3%	98.4%
Operating expenses	$(1,020)	$(803)	27%	$(734)	$(566)	30%
Research and development	(698)	(546)	28%	(493)	(370)	33%
Selling, general and administrative	(320)	(257)	25%	(241)	(196)	23%
Disposal, restructuring and other operating expenses, net (4)	(2)	—	nm	—	—	nm
Operating income (loss)	438	410	7%	731	655	12%
Operating margin (%)	29.4%	33.0%		49.1%	52.8%
Net income (loss)	313	210	49%	641	584	10%
Diluted earnings (loss) per share ($)	$0.29	$0.20	45%	$0.60	$0.55	9%
Net cash provided by (used for) operating activities	260	258	1%
Non-GAAP free cash flow				152	163	(7)%
Non-GAAP free cash flow trailing twelve months (TTM)				882	99	791%

Operating metrics (3):				Q4 FYE26	Q4 FYE25	Y/Y%
Annualized contract value (in millions)				$1,660	$1,365	22%
Remaining performance obligations (in millions)				$2,071	$2,226	(7)%
Total number of employees				9,584	8,330	15%
Total number of engineers (3)				8,058	6,943	16%
Number of extant Arm Total Access licenses				56	44
Number of extant Arm Flexible Access licenses				329	314

(1)    Non-GAAP cost of sales, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income (loss) Non-GAAP operating margin, Non-GAAP net income (loss), Non-GAAP diluted earnings (loss) per share, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    Total revenue, license and other revenue, and royalty revenue are presented in accordance with GAAP only.
(3)    Operating metrics are as of the last day of the applicable period. We continually review our key operating metrics to ensure that they provide useful information to investors in understanding and evaluating our results of operations. The quarterly number of employees and engineers as a key operating metric has become less relevant to our growth. We will continue to disclose our total number of employees on an annual basis in the shareholder letter for our fourth fiscal quarter, which we believe is sufficient and in line with comparable companies. As such, starting in Q1 FYE26, we are no longer reporting the total number of employees and engineers in our shareholder letter for our first, second and third fiscal quarters.
(4)     Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Where arrangements include royalty buydowns or upfront minimum royalty commitments, the Company treats them as fixed contract consideration. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and the customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures are based on the most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"). Over the last several years many customers have opted for Arm Total Access and Arm Flexible Access licenses because of the subscription model providing comprehensive access to Arm IP products, tools and models, support and training, software, and physical IP.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP disposal, restructuring and other operating expenses, net, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP effective tax rate benefit (expense), non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income (loss) before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share, or earnings per share, attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures (other than non-GAAP free cash flow and non-GAAP free cash flow TTM) presented herein exclude acquisition-related expenses, share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, other operating income (expenses), net, restructuring and related costs, gain on disposal of business, costs associated with disposal activities, (income) loss from equity investments, net, (income) loss from debt investments, net, and income tax effect on non-GAAP adjustments. Non-GAAP free cash flow and non-GAAP free cash flow TTM exclude purchases of property and equipment, purchases of intangible assets, and payment of intangible asset obligations. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2026	2025	2026	2025
Revenue:
Revenue from external customers	$1,079	$1,019	$3,421	$3,184
Revenue from related parties	411	222	1,499	823
Total revenue	1,490	1,241	4,920	4,007
Cost of sales	(32)	(28)	(121)	(121)
Gross profit (loss)	1,458	1,213	4,799	3,886
Operating expenses:
Research and development	(698)	(546)	(2,776)	(2,071)
Selling, general and administrative	(320)	(257)	(1,115)	(984)
Disposal, restructuring and other operating expenses, net	(2)	—	(8)	—
Total operating expenses	(1,020)	(803)	(3,899)	(3,055)
Operating income (loss)	438	410	900	831
Income (loss) from equity investments, net	20	(290)	14	(237)
Interest income, net	28	27	111	116
Other non-operating income (loss), net	(5)	(3)	132	10
Income (loss) before income taxes	481	144	1,157	720
Income tax benefit (expense)	(168)	66	(253)	72
Net income (loss)	$313	$210	$904	$792

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.29	$0.20	$0.85	$0.75
Diluted	$0.29	$0.20	$0.85	$0.75

Weighted average ordinary shares outstanding
Basic	1,063	1,055	1,061	1,050
Diluted	1,068	1,065	1,068	1,063

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	March 31, 2026	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$2,751	$2,085
Short-term investments	850	740
Accounts receivable, net (including receivables from related parties of $270 and $279 as of March 31, 2026 and March 31, 2025, respectively)	1,300	1,107
Contract assets (including contract assets from related parties of $646 and $152 as of March 31, 2026 and March 31, 2025, respectively)	977	642
Prepaid expenses and other current assets	358	256
Total current assets	6,236	4,830
Non-current assets:
Property and equipment, net	772	354
Operating lease right-of-use assets	379	320
Finance lease right-of-use assets	69	40
Equity investments (including investments held under fair value option of $148 and $300 as of March 31, 2026 and March 31, 2025, respectively)	387	565
Goodwill	1,623	1,620
Intangible assets, net	230	151
Deferred tax assets	375	401
Non-current portion of contract assets	320	346
Other non-current assets	312	305
Total non-current assets	4,467	4,102
Total assets	$10,703	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$154	$140
Tax liabilities	106	124
Contract liabilities (including contract liabilities from related parties of $36 and $81 as of March 31, 2026 and March 31, 2025, respectively)	294	209
Operating lease liabilities	39	30
Other current liabilities (including payables to related parties of $20 and $11 as of March 31, 2026 and March 31, 2025, respectively)	447	426
Total current liabilities	1,040	929
Non-current liabilities:
Non-current portion of accrued compensation	32	26
Deferred tax liabilities	39	41
Non-current portion of contract liabilities (including non-current portion of contract liabilities from related parties of $23 and $24 as of March 31, 2026 and 2025, respectively)	752	702
Non-current portion of operating lease liabilities	393	316
Other non-current liabilities	161	79
Total non-current liabilities	1,377	1,164
Total liabilities	2,417	2,093
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized, 1,064 shares issued and outstanding as of March 31, 2026; and 1,088 shares authorized, 1,057 shares issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	3,467	2,922
Accumulated other comprehensive income (loss)	370	372
Retained earnings	4,447	3,543
Total shareholders’ equity	8,286	6,839
Total liabilities and shareholders’ equity	$10,703	$8,932

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2026	2025	2026	2025
Cash flows provided by (used for) operating activities:
Net income (loss)	$313	$210	$904	$792
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	71	49	249	183
Deferred income taxes	70	(214)	15	(218)
(Income) loss from equity investments, net	(20)	290	(14)	237
Share-based compensation cost	261	193	1,052	820
Operating lease expense	17	12	59	40
Gain on business divestiture	—	—	(131)	—
Other non-cash operating activities, net	17	8	(8)	8
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	(324)	(172)	(201)	(331)
Contract assets, net (including contract assets from related parties)	(171)	(205)	(309)	(412)
Prepaid expenses and other assets	(32)	(58)	(117)	(140)
Accrued compensation and benefits	10	30	24	(152)
Contract liabilities (including contract liabilities from related parties)	(5)	(15)	135	(4)
Tax liabilities	53	100	(11)	(6)
Operating lease liabilities	(11)	(11)	(44)	(39)
Other liabilities (including payables to related parties)	11	41	(79)	(381)
Net cash provided by (used for) operating activities	$260	$258	$1,524	$397

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(410)	(325)	(1,140)	(680)
Proceeds from maturity of short-term investments	295	220	1,030	940
Purchases of equity investments	(2)	(5)	(11)	(57)
Purchases of intangible assets	(16)	(4)	(30)	(20)
Proceeds from business divestiture	—	—	127	—
Proceeds from settlement of loans, including convertible loans	—	—	56	—
Proceeds from sale or liquidation of equity investments	11	—	205	—
Purchases of property and equipment	(74)	(74)	(545)	(219)
Other investing activities, net, including investments in convertible loans	(5)	—	(17)	1
Net cash provided by (used for) investing activities	$(201)	$(188)	$(325)	$(35)

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(18)	(17)	(67)	(59)
Proceeds from Employee Stock Purchase Plan	39	—	74	—
Other financing activities, net	(3)	(2)	(26)	(23)
Payments of withholding tax on vested shares	(123)	(8)	(529)	(120)
Net cash provided by (used for) financing activities	$(105)	$(27)	$(548)	$(202)

Effect of foreign exchange rate changes on cash and cash equivalents	(10)	6	15	2
Net increase (decrease) in cash and cash equivalents	(56)	49	666	162
Cash and cash equivalents at the beginning of the period	2,807	2,036	2,085	1,923
Cash and cash equivalents at the end of the period	$2,751	$2,085	$2,751	$2,085

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended March 31, 2026
(in millions, except per share amounts)	GAAP Results	Acquisition-related expenses	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Restructuring and related costs	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,490	$—	$—	$—	$—	$—	$—	$1,490
Cost of sales	(32)	—	7	—	—	—	—	(25)
Gross profit (loss)	1,458	—	7	—	—	—	—	1,465
Gross margin	97.9%							98.3%
Operating expenses:
Research and development	(698)	—	187	18	—	—	—	(493)
Selling, general and administrative	(320)	1	67	11	—	—	—	(241)
Disposal, restructuring and other operating expenses, net	(2)	—	—	—	2	—	—	—
Total operating expenses	(1,020)	1	254	29	2	—	—	(734)
Operating income (loss)	438	1	261	29	2	—	—	731
Operating margin	29.4%							49.1%
Income (loss) from equity investments, net	20	—	—	—	—	(20)	—	—
Interest income, net	28	—	—	—	—	—	—	28
Other non-operating income (loss), net	(5)	—	—	—	—	—	—	(5)
Income (loss) before income taxes	481	1	261	29	2	(20)	—	754
Income tax benefit (expense)	(168)	—	—	—	—	—	55	(113)
Net income (loss)	$313	$1	$261	$29	$2	$(20)	$55	$641
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.29							$0.60
Diluted	$0.29							$0.60
Weighted average ordinary shares outstanding
Basic	1,063							1,063
Diluted	1,068							1,068
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended March 31, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Costs associated with disposal activities	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,241	$—	$—	$—	$—	$—	$1,241
Cost of sales	(28)	6	2	—	—	—	(20)
Gross profit (loss)	1,213	6	2	—	—	—	1,221
Gross margin	97.7%						98.4%
Operating expenses:
Research and development	(546)	139	37	—	—	—	(370)
Selling, general and administrative	(257)	48	11	2	—	—	(196)
Total operating expense	(803)	187	48	2	—	—	(566)
Operating income (loss)	410	193	50	2	—	—	655
Operating margin	33.0%						52.8%
Income (loss) from equity investments, net	(290)	—	—	—	290	—	—
Interest income, net	27	—	—	—	—	—	27
Other non-operating income (loss), net	(3)	—	—	—	—	—	(3)
Income (loss) before income taxes	144	193	50	2	290	—	679
Income tax (expense) benefit	66	—	—	—	—	(161)	(95)
Net income (loss)	$210	$193	$50	$2	$290	$(161)	$584
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.20						$0.55
Diluted	$0.20						$0.55
Weighted average ordinary shares outstanding
Basic	1,055						1,055
Diluted	1,065						1,065
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Fiscal Year Ended March 31, 2026
(in millions, except per share amounts)	GAAP Results	Acquisition-related expenses	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Other operating income (expenses), net	Costs associated with disposal activities	Restructuring and related costs	Gain on disposal of business	(Income) loss from equity investments, net	(Income) loss from debt investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$4,920	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$4,920
Cost of sales	(121)	—	29	4	—	—	—	—	—	—	—	(88)
Gross profit (loss)	4,799	—	29	4	—	—	—	—	—	—	—	4,832
Gross margin	97.5%											98.2%
Operating expenses:
Research and development	(2,776)	—	762	103	—	—	—	—	—	—	—	(1,911)
Selling, general and administrative	(1,115)	2	261	43	2	1	—	—	—	—	—	(806)
Disposal, restructuring and other operating expenses, net	(8)	—	—	—	—	—	8	—	—	—	—	—
Total operating expenses	(3,899)	2	1,023	146	2	1	8	—	—	—	—	(2,717)
Operating income (loss)	900	2	1,052	150	2	1	8	—	—	—	—	2,115
Operating margin	18.3%											43.0%
Income (loss) from equity investments, net	14	—	—	—	—	—	—	—	(14)	—	—	—
Interest income, net	111	—	—	—	—	—	—	—	—	—	—	111
Other non-operating income (loss), net	132	—	—	—	—	—	—	(131)	—	(5)	—	(4)
Income (loss) before income taxes	1,157	2	1,052	150	2	1	8	(131)	(14)	(5)	—	2,222
Income tax benefit (expense)	(253)	—	—	—	—	—	—	—	—	—	(80)	(333)
Net income (loss)	$904	$2	$1,052	$150	$2	$1	$8	$(131)	$(14)	$(5)	$(80)	$1,889
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.85											$1.78
Diluted	$0.85											$1.77
Weighted average ordinary shares outstanding
Basic	1,061											1,061
Diluted	1,068											1,068
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Fiscal Year Ended March 31, 2025
(in millions, except share and per share amounts)	GAAP Results	Share-based compensation cost (equity settled)	Employer taxes related to SBC, net of R&D tax incentives(1)	Costs associated with disposal activities	(Income) loss from equity investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$4,007	$—	$—	$—	$—	$—	$4,007
Cost of sales	(121)	26	8	—	—	—	(87)
Gross profit (loss)	3,886	26	8	—	—	—	3,920
Gross margin	97.0%						97.8%
Operating expenses:
Research and development	(2,071)	576	155	—	—	—	(1,340)
Selling, general and administrative	(984)	218	50	7	—	—	(709)
Total operating expense	(3,055)	794	205	7	—	—	(2,049)
Operating income (loss)	831	820	213	7	—	—	1,871
Operating margin	20.7%						46.7%
Income (loss) from equity investments, net	(237)	—	—	—	237	—	—
Interest income, net	116	—	—	—	—	—	116
Other non-operating income (loss), net	10	—	—	—	—	—	10
Income (loss) before income taxes	720	820	213	7	237	—	1,997
Income tax (expense) benefit	72	—	—	—	—	(332)	(260)
Net income (loss)	$792	$820	$213	$7	$237	$(332)	$1,737
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.75						$1.65
Diluted	$0.75						$1.63
Weighted average ordinary shares outstanding
Basic	1,050						1,050
Diluted	1,063						1,063
(1)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following are reconciliations of Net cash provided by (used for) operating activities to Non-GAAP free cash flow and Non-GAAP free cash flow TTM:

	Three Months Ended March 31,		Fiscal Year Ended March 31,
(in millions)	2026	2025	2026	2025
Net cash provided by (used for) operating activities	$260	$258	$1,524	$397
Adjusted for:
Purchases of property and equipment	(74)	(74)	(545)	(219)
Purchases of intangible assets	(16)	(4)	(30)	(20)
Payment of intangible asset obligations	(18)	(17)	(67)	(59)
Non-GAAP free cash flow	$152	$163	$882	$99

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, any of the following: our dependence on the semiconductor and electronics industries and the demand for the products of our customers and customers' customers; our dependence on the compatibility of our products with the manufacturing and design processes of our customers; our ability to forecast demand for new products; intense competition; our development of production silicon products, such as the Arm AGI CPU, compute subsystems, chiplets, or complete chip solutions, and other more integrated compute products; our ability to adequately fund our research and development efforts; our dependence on a limited number of customers for a significant portion of our revenue; our reliance on third parties to market and sell chips and end products incorporating our products and to enhance the value of our licensed products; the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel; our ability to develop new products in response to, or in anticipation of, rapid technological changes; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with our architecture; our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; our ability to verify royalty amounts owed to us under our licensing agreements; risks related to foreign exchange fluctuations; changes in our effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth; risks associated with the slow development of the market for our connectivity, device and data management platform; the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data; our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., our controlling shareholder, conflicting with the interests of other holders of our ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 28, 2025, for additional risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by forward-looking statements included herein.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.